May 16, 2019

Daniel H. Walker
Chief Executive Officer and President
Pennant Group, Inc.
1675 East Riverside Drive
Suite 150
Eagle, Idaho 83616

       Re: Pennant Group, Inc.
           Registration Statement on Form 10-12B
           Filed May 6, 2019
           File No. 001-38900

Dear Mr. Walker:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed May 6, 2019

Unaudited Pro Forma Combined Financial Statements, page 82

1. Refer to discussion of Liquidity on page 136. We note that you have not yet identified the specific sources of funds and that any financing transactions may not be completed.
      Please expand the disclosure in Note (1) to clarify the basis for your belief that the financing is factually supportable prior to entering into a definitive agreement with established terms. Also, provide more disclosure regarding the methodology used for determining the variable rate of 4.52% and clearly state that this rate is an estimate.
2. Please expand the disclosure in Note (5) to include the changes in lease terms from the intercompany terms and the terms of the newly executed Ensign Leases after the leases are executed. Please also expand MD&A disclosure accordingly. Disclose the basis for your belief that the terms of the new third-party Master Lease based on preliminary terms
 Daniel H. Walker
Pennant Group, Inc.
May 16, 2019
Page 2
      are factually supportable prior to final negotiations with Landlords. Since your estimate of the new Master Lease rent expense is more than 10% greater than historical rent expense, please tell us how these changes impacted your impairment analysis for
      Goodwill and Other indefinite-lived intangibles.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Advisor, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at
(202) 551-
3350 with any other questions.



                                                           Sincerely,
FirstName LastNameDaniel H. Walker
                                                           Division of
Corporation Finance
Comapany NamePennant Group, Inc.
                                                           Office of
Telecommunications
May 16, 2019 Page 2
cc:       Christian O. Nagler
FirstName LastName